Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$66,172	$73,275	$159,142	$166,083
Fixed charges (net of interest capitalized)	11,661	10,590	29,894	33,273
Distribution of earnings from unconsolidated affiliates	—	—	—	172

Total Earnings	$77,833	$83,865	$189,036	$199,528

Fixed Charges and Preference Dividends
Interest expense	$11,435	$10,313	$29,214	$32,273
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	226	277	680	1,000

Total Fixed Charges	11,661	10,590	29,894	33,273

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,755	17,134	17,267

Total Fixed Charges and Preference Dividends	$17,372	$16,345	$47,028	$50,540

Ratio of Earnings to Fixed Charges	6.67	7.92	6.32	6.00

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.48	5.13	4.02	3.95